Exhibit 99.1

SSR MINING INC.

NOTICE OF 2020 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

When

Thursday, May 14, 2020, at 2:00 p.m. (Vancouver time)

Where

Out of an abundance of caution, to proactively deal with potential issues arising from the unprecedented public health impact of Coronavirus Disease 2019 (COVID-19), and to limit and mitigate risks to the health and safety of our communities, shareholders ("Shareholders"), employees, directors and other stakeholders, we will hold our 2020 annual and special meeting of Shareholders to be held on Thursday, May 14, 2020 (the "Meeting") in a virtual only format this year conducted by live audio webcast.

The virtual Meeting will be accessible online at https://web.lumiagm.com/247074210 starting at 2:00 p.m. (Vancouver time) on Thursday, May 14, 2020.

What

We will cover the following items of business:

1. Receive the audited financial statements of SSR Mining Inc. for the year ended December 31, 2019 and the auditor's report thereon;

2. Set the number of directors at eight;

3. Elect directors for the ensuing year;

4. Appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company's auditor for the ensuing year and authorize the directors to set the auditor's remuneration;

5. Vote, on a non-binding advisory basis, on a resolution to accept the Company's approach to executive compensation, as more particularly described and set forth in the accompanying management information circular (the "Circular");

6. Consider and, if deemed advisable, approve, with or without variation, an ordinary resolution, approving the Company's 2020 Share Compensation Plan (as defined in the Circular), as more particularly described and set forth in the Circular; and

7. Approve the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

Board's Recommendations

The Board unanimously recommends that Shareholders vote FOR each of the foregoing resolutions at the Meeting.

Meeting Format

The Company is holding the Meeting this year as a completely virtual Meeting, which will be conducted via live webcast, where all Shareholders regardless of geographic location will have an equal opportunity to participate at the Meeting online. Shareholders will not be able to attend the Meeting in person.

Registered Shareholders and duly appointed proxy holders will be able to attend, participate and vote at the Meeting online, all in real time, at https://web.lumiagm.com/247074210, provided they are connected to the Internet and comply with all of the requirements set out in the Circular.

Beneficial Shareholders (being Shareholders who hold their Common Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) will be able to attend the Meeting, ask questions and vote, all in real time, if they duly appoint themselves as their own proxy holder and comply with all of the requirements set out in the Circular relating to that appointment and registration. Failing which, any beneficial Shareholder will be able to attend the Meeting as a guest but will not be able to vote or ask questions at the Meeting.

Your Vote is Important

Pursuant to applicable securities laws, we have chosen to provide our Notice of Meeting, the Circular, the proxy form/voting instruction form (collectively, the "Meeting Materials"), our financial statements and our management's discussion and analysis for the year ended December 31, 2019 (collectively, the "Financial Information") to Shareholders using the notice-and-access provisions under National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer and under National Instrument 51-102 - Continuous Disclosure Obligations.

On or about April 3, 2020, we will mail to Shareholders of record as of the close of business on March 26, 2020 a notice containing instructions on how to access our Meeting Materials, our Financial Information and how to vote. Shareholders who have requested printed copies of our Financial Information will continue to receive them by mail.

Copies of the Meeting Materials and our Financial Information are also available on the Internet at www.sedar.com and at www.sec.gov/edgar.shtml and on our website at http://ir.ssrmining.com/agm.cfm. You may request a paper copy of the Meeting Materials and Financial Information by contacting the Corporate Secretary at 604-484-8212 or toll free at 1-888-338-0046.

DATED at Vancouver, British Columbia, this 18th day of March, 2020.

BY ORDER OF THE BOARD

(signed) "Adrian G. Dirassar"

Adrian G. Dirassar
Vice President, Legal, General Counsel and Corporate Secretary
SSR Mining Inc.